

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 14, 2008

Victor M. Perez
Chief Financial Officer
Allis-Chalmers Energy, Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056

> **Re: Allis-Chalmers Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 20, 2008**
> **File No. 333-146638**

Dear Mr. Perez:

We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be attentive to the need to update the registration statement and the financial statements included as may be appropriate. In this regard, please note that the disclosure required by Item 402 of Regulation S-K that will need to be included in the registration statement at the time of effectiveness will be information through the fiscal year ended 12-31-2007. Please refer to Telephone Interpretation H.3 of Form S-3 for further guidance or contact us to discuss.

Cover Page

2.   Please disclose on the cover page that the merger consideration ultimately receivable may differ from the example as of the latest practicable date and emphasize that shareholders of Bronco Drilling Company, Inc., will not know the exchange ratio and therefore, the number of shares they will ultimately receive before submitting their vote on the proposal.

3.   Please revise to indicate the anticipated time that will lapse between the shareholder vote and the closing of the merger.

4.   If the share price for Allis-Chalmers Energy, Inc. stock falls below a specified floor, please clarify whether shareholders of either company may opt to terminate the merger transaction.

5.   Please consider including reference to a 1-800 number that shareholders may call prior to voting in order to discern the exact number of shares they would receive pursuant to the exchange rate formula as of the latest practicable date.

Merger Consideration, page 74

6.   We note that the consideration shareholders of Bronco Drilling Company, Inc. will receive will vary in part due to fluctuations in the market price of Allis-Chalmers Energy, Inc.'s common stock over a specified pricing period. Please revise here and in other parts of the prospectus to provide an illustrative table that indicates the sensitivity of the exchange ratio to changes in the price per share of Allis-Chalmers Energy, Inc. stock. Please use a reasonable range of per share prices of your common stock and provide a thorough discussion in the prospectus of the assumptions underlying the tabular presentation. For example, disclose why you chose the prices used in the requested table and disclose how the range in prices used in the table compares to fluctuations in the common stock price of Allis-Chalmers Energy, Inc. over recent periods.

Exhibits

7.   Please file all exhibits as soon as practicable. In this regard, we note that the legality opinion has not yet been filed. We may have further comments upon our review of any missing exhibits.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: H. Havre, Esq.
       (713) 238-7279
       M.Duru
       H.Roger Schwall